NANO DIMENSION

Electrifying Additive Manufacturing®

May 2019

NASDAQ/TASE: NNDM

www.nano-di.com

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discuss the potential of it's products, target markets, strategic growth plan, the size of it's total addressable market, market growth, expected recurring revenue growth, and the expected target operating model. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC"), including, but not limited to, the risks detailed in the Company's annual report for the year ended December 31, 2018, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.



NANODIMENSION

Electrifying Additive Manufacturing®

Nano Dimension is the world's leading additive electronics provider, targeting the growing demand for sophisticated electronic devices that rely on sensors, antennas and PCBs

Our additive manufacturing solutions are mission critical and economical for our customers

Company Timeline

2014: Listed on TASE

2016: Listed on Nasdaq

2016/7: Early access trials with Fortune 500 companies

2018 revenues: $5.1m
30+ system sales

Q1 2019: Revenues $1.7m

2014-2016 | 2017 | 2018 | 2019

2014-2016: **R&D**



- Developed product, materials & software
- Established manufacturing
- Built organization

2017-2018: **COMMERCIALIZATION**

First revenues from sales:

Q4 2017



- Opened U.S. HQ
- Opened Asia Pacific HQ
- Opened 4 Customer Experience Centers
- Recruited 20 value-added resellers world-wide

2019: **GROWTH**

- Entered the Japanese market
- Introduced disruptive new technologies and value-added applications
- Repeat customers

NANODIMENSION

Business Highlights

Certified U.S. Department of Defense vendor, sold systems to several top 10 defense companies and branches of the United States Armed Forces

Entered Japanese market with sale to one of Japan's largest PCB manufacturers

Strengthened footprint in North America and APAC- leading resellers operating in US, China, Taiwan and Korea

Established HK subsidiary, appointed APAC Director and hired local team

EXECUTION!

- Well positioned in the market and embraced by leading industries: Defense, Manufacturing, Electronics
- Decisive value proposition bolstered by expanding use cases
- Expanding productivity and reach of our reseller networks
- Expanding footprint into new sales territories
- Accelerating demand generation, brand awareness and value proposition at global events



NANODIMENSION

2018 Highlights

$5.1M Total revenues for 2018

30 DragonFly systems sold

43% Average growth quarter-to-quarter

10 Geographic coverage- number of countries

20 Leading resellers worldwide

3 Headquarters

Applicable Solutions for Electronics

Produced by the DragonFly Pro System

25+
PATENT
APPLICATIONS
★★★
Award-winning product



DragonFly

- Multilayer circuit boards (PCB)
- Antennas & transmissions up to 20Ghz
- BGA component support
- IoT: IC integration, battery socket, RF
- Side contacts: plug-in mini boards
- Touch switch
- Sensors: torque, touch, strain gauge
- Multilayer capacitors
- Transformers: AC-AC & DC-CD

Compelling Value Proposition

TIME

Reduces development cycles times. Enables on-site prototyping in a matter of hours instead of weeks, even for complex designs.

COST

Eliminates need for large order minimums. Enables ability to discover design errors in early development stage with agile rapid prototyping.

COMPLEX GEOMETRIES

Enables increased design capabilities & manufacturability of components. Added agility enables designing, testing and iterating in real time, on site.

COMPONENT CONSOLIDATION

Multi-material additive manufacturing enables functional, compact, denser, non-planar electronics parts.

CONFIDENTIALITY

Enables retention of sensitive IP in-house during development. Eliminates concerns and costs related to IP infringement.

ENVIRONMENTAL

Limits environmental impact through optimized design, size, weight. Reduces waste with additive manufacturing capabilities.

Unique and First of its Kind Applications for Prototyping

- **Tens of layers** in a 3mm PCB
- Plug-in mini boards
- BGA component 3D support








Future Applications

**Unique Additive Manufacturing Capabilities for High-end Production:
The company's innovative technology enable never been printed before applications**



Printed RF antennas: 1Gz – 6Ghz



Printed Capacitors



BGA component 3D support



Sensors:
touch, torque, strain gauge



Packaging: Vertically Integrated ICs

NANODIMENSION

IoT Devices: Battery Holder with RF antenna

DESIGN



8mm diameter



Additive production

PROOF OF CONCEPT





PRODUCTION POTENTIAL:

500 pieces overnight!



With DragonFly Pro

NANODIMENSION

Harris Corporation: RF Amplifier to Space



"Results showed similar RF performance between the 3D printed version and the baseline amplifier, clearly demonstrating the viability of 3D printed electronics for RF circuitry."

- Dr. Arthur Paolella, Senior scientist, Space & Intelligence Systems, Harris Corporation

Joint project for space systems communication satellites: 3D Printed RF antenna designed to operate at 5.2 GHz and an RF amplifier with operation up to 6 GHz.

Harris' project has been selected for flight by the International Space Station (ISS) U.S. National Laboratory!



Mesh RF ground
RF input
RF output

NANODIMENSION

רשות החדשנות
Israel Innovation Authority

HARRIS

SPACE FLORIDA

* https://www.harris.com/impact/2018/11/harris-to-test-3-d-printed-rf-systems-in-space

Financial Data

NASDAQ / TASE
NNDM
ADS ratio: 1:5

Revenues
2017: $0.8M
2018: $5.1M
Q1 2019: $1.7M

Shares outstanding
178.5M
(35.7M ADS) *
* As of May 13, 2019

Q1 2019 growth Vs. Q1 2018
~166%



Year-Over-Year Quarterly Growth
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Q4 2017 , Q4 2018
$440k $1,705k
Q1 2018 , Q1 2019
$635k $1,689k

NANODIMENSION

2018 Revenues- Growth Trend


Revenues $
$635,000
$1,088,000
$1,672,000
$1,705,000
Q1 2018
Q2 2018
Q3 2018
Q4 2018

2018 Sales Breakdown

Breakdown Per Region


EMEA
20%
US
53%
APAC
27%

Industry Breakdown


Resellers
40%
Defense
30%
Health
6%
Tech/PCB
7%
Research/Univ.
17%

NANODIMENSION

Worldwide Reach and Expansion



Distributors

Customers

Headquarters

Footprint As of May 2019

Breaking Electronic Design Time and Cost Barriers

High precision inkjet technology

+

Multi-material 3D printing

Combining conductive nano-silver & dielectric polymers

=

First additive manufacturing for functional 3D electronics


25+
PATENT
APPLICATIONS
★★★
Award-winning product

Scalable Technology and Manufacturing Platform


ISO
14001
CERTIFIED
CERTIFIED
OHSAS
18001
COMPANY

In-house DragonFly Pro system manufacturing	In-house nano ink manufacturing - Capacity to meet future demand	Top quality certified ISO14001 and OHSAS18001

NANODIMENSION

Experienced Leadership Team



Amit Dror
CEO and Co-Founder



Simon Fried
US President, CBO and Co-Founder



Yael Sandler
CFO



Jaim Nulman
CTO



Avi Reichental
Chairman of the Board



Tim Sheehan
N.America GM, VP Sales



Gilad Reshef
APAC GM, VP Sales



Dan Abraham
VP Operations

First Mover Advantage and Timing

Analysts predict 3D printed electronics will be the ***next high-growth application*** *for product innovation:*

2017 3D printed electronics market size is estimated at $176 million, ***expected to reach $592 million in 2021 and up to $2.4 billion by 2025*** *[*]*


3D Printed Electronics Market: Growth Forecast*
(USD Millions)
3000
2500
2000
1500
1000
500
0
2017
2021
2025

* Source: DataM Intelligence, 2018

Growth Catalyst: IoT and Industry 4.0

Deloitte.
Insights

"All revolutions are disruptive, and Industry 4.0 is no exception. It poses risks, but offers tremendous opportunity: for new products and services, better ways to serve customers, new types of jobs, and wholly new business models."

Industry 4.0: Are you ready?
Deloitte Review, issue 22

Billions of new connected devices every year!


IoT

Doubles every
5 years



IoT connected devices (billions) *


27
36
51
75
2017
2019
2021
2023
2025

* Source: statista.com

NANODIMENSION

Open-Ended Revenue Growth Potential



RESEARCH INSTITUTES

- Academic institutions and universities
- Research & innovation centers

INDUSTRY VERTICALS

- Defense
- IoT
- Consumer electronics
- Automotive
- Aerospace
- Telecom
- Medical devices
- Industrial

ADDITIVE SERVICES

- Additive service bureaus
- PCB service bureaus
- In-house print services

Proven Recurring Revenue Model That Scales

Razor and blades model:
As the installed base of systems grows, the portion of recurring revenues from consumables increases



Timeline
Consumable revenues
Printer revenues

NANODIMENSION

Strategic Growth Plan



Current State

Growth by monetizing commercially available products for additive electronics design

Horizon 1

Deliver higher grade production-Additive electronics systems and more materials with new applications

Horizon 2

Deliver hybridized capabilities that combine mechanical functionality within electrified geometries

Key Highlights

- Unmatched product portfolio
- Proven business model, positive traction
- Significant technology and first mover advantage
- Focused growth initiatives and execution
- Open-ended growth opportunities
- Experienced management team



THANK YOU

NASDAQ: NNDM

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www.nano-di.com